This share transfer involves the securities of foreign companies.  The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

(Reference translation of the Japanese original)

October 26, 2010

To whom it may concern,

Company Name:	Kirayaka Bank, Ltd.
Code No.:	8520, 2nd Section of Tokyo Stock Exchange
Representative:	Manabu Awano, President
Contact:	Koji Kawagoe
General Manager, Corporate Planning Division
Tel.:	023-631-0001

Company Name:	The Sendai Bank, Ltd.
Representative:	Seiichi Mitsui, President
Contact:	Takayuki Haga
General Manager, Policy Planning Dept.
Tel.:	022-225-8258

Kirayaka Bank, Ltd. and The Sendai Bank, Ltd. in Basic Agreement
Regarding Commencement of Negotiations for Business Integration

It is hereby announced that Kirayaka Bank, Ltd. (President: Manabu Awano) (“Kirayaka Bank”) and The Sendai Bank, Ltd. (President: Seiichi Mitsui) (“Sendai Bank”) have concluded a basic agreement (“Agreement”) regarding the commencement of negotiations for a business integration pursuant to resolutions adopted at the meetings of the Boards of Directors of each of Kirayaka Bank and Sendai Bank, which were held earlier today, to commence the negotiations concerning the proposed business integration of the two banks, with a view to integrating the operations of the two banks by means of a joint holding company (the “Holding Company”) to be established by around October 2011.

1.	Objective and Purpose of Business Integration

Kirayaka Bank and Sendai Bank will create a new banking group by means of establishing a holding company. This will enable the two banks to retain their repective names, which are widely recognized throughout their respective business regions. At the same time, both banks will be able to achieve efficient management through economies of scale and further contribute to regional economic activities through the synergy of branch networks and staff expertise of the two banks. This will enable the two banks to better serve their customers in an era when customers are expanding their operations beyond the boundary of prefectures.

2.	Form of Business Integration

Kirayaka Bank and Sendai Bank will proceed with negotiations for the establishment of the Holding

Company by means of a joint stock transfer, to be completed by around October 2011, subject to approval of the shareholders of both banks and the relevant governmental authorities.

3.	Stock Transfer Ratio

The stock transfer ratio pertaining to the joint stock transfer will be determined and announced by the time the final agreement is concluded, after faithful negotiations between the two banks, taking into account, among others, the results of due diligence scheduled to be performed by the two banks.

4.	Outline of the Holding Company

The head office of the Holding Company will be located in Sendai City, Miyagi Prefecture. Other details, including the name of the Holding Company, will be determined in the course of negotiations between the two banks.

5.	Establishment of a Business Integration Committee

Kirayaka Bank and Sendai Bank will establish a “Business Integration Committee” to be jointly chaired by the presidents of the two banks, promptly following the conclusion of the Agreement and proceed with the preparation for the planned business integration.

6.	Schedule (Planned)

October 26, 2010 (today)	Conclusion of the Basic Agreement Concerning the Commencement of Negotiations for Business Integration
April 2011 (planned)	Conclusion of the Final Agreement on Business Integration, including the Stock Transfer Plan
June 2011 (planned)	Annual ordinary shareholders’ meetings of the two banks to approve the Stock Transfer Plan
October 2011 (planned)	Establishment of the Holding Company

7.	Outline of Kirayaka Bank and Sendai Bank

（1）Company Outline (as of the end of March 2010)
Business Name	Kirayaka Bank, Ltd.		The Sendai Bank, Ltd.
Date of Establishment	May 7, 2007		May 25, 1951
Location of Head Office	2-3 Hatagomachi 3-Chome, Yamagata City, Yamagata, Japan		2-1-1 Ichibancho, Aoba-ku, Sendai City, Miyagi, Japan
Representative	Manabu Awano, President		Seiichi Mitsui, President
Capital Stock	JPY 17,700 million		JPY 7,485 million
No. of Shares Outstanding	Ordinary Shares: 129,714,282 Type III Preferred Shares: 100,000,000		Ordinary Shares: 7,591,100
Total Assets (Consolidated)	JPY 1,176,498 million		JPY 796,058 million
Net Assets (Consolidated)	JPY 51,686 million		JPY 21,003 million
Deposits Outstanding (Non-consolidated) (Including CDs)	JPY 1,091,115 million		JPY 757,820 million
Loans Outstanding (Non-consolidated)	JPY 877,241 million		JPY 512,957 million
No. of Employees (Consolidated)	1,012		808
Major Shareholders and Shareholding Ratio (Ordinary Shares)	Kirayaka Bank Employee Shareholding Plan	3.28%	Mizuho Corporate Bank, Ltd.	4.92％
	Mizuho Corporate Bank, Ltd.	2.77%	Japan Trustee Services Bank, Ltd.	4.67％
	Japan Trustee Services Bank, Ltd.	2.36%	The 77 Bank, Ltd.	2.60％
No. of Offices (Including Sub-branches)	81		71

（2）Operating Summaries for Most Recent 3 Fiscal Years					(JPY Millions)
	Kirayaka Bank, Ltd.			The Sendai Bank, Ltd.
Fiscal Year ended March 31,:	2008	2009	2010	2008	2009	2010
Ordinary Income (Consolidated)	30,689	30,115	27,334	20,253	18,449	16,831
Banking Profit (Non-consolidated)	4,185	5,661	5,366	(-643)	380	2,786
Core Banking Profit (Non-consolidated)	4,102	5,325	5,396	2,326	2,335	2,391
Ordinary Profit (Consolidated)	(-1,956)	(-4,155)	1,997	(-1,146)	537	1,777
Net Income after Tax (Consolidated)	(-3,514)	(-4,726)	2,298	(-2,024)	130	1,085
Capital Adequacy Ratio (Consolidated, Japanese Standards)	6.89%	8.73%	10.37%	8.57%	8.96%	8.56%

(Please direct inquiries to:)

Kirayaka Bank. Ltd:	Tohsyun Sugiyama
Corporate Planning Division
Tel. 023-628-3989

The Sendai Bank, Ltd.:	Tsuyoshi Ogata
Policy Planning Department
Tel. 022-225-8258